

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via fax 86-755-2601-2489

July 1, 2010

Mingchun Zhou
Chief Executive Officer
China Skyrise Digital Service, Inc.
4/F M-3rd Building
Hi-tech Industrial Park
Nanshan District, Shenzhen PRC 518070

> **Re: China Skyrise Digital Service, Inc.**
> **Form 10-K for the Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Form 10-Q for the Quarter Ended March 31, 2010**
> **Filed May 14, 2010**
> **File No. 333-139940**

Dear Mr. Zhou:

We have reviewed your response letter dated June 15, 2010 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 3, 2010.

Form 10-K for the Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 27

1.   We note from your response to prior comment 2 that you believe your ability to acquire new customers and sustain existing customers is an important indicator of your financial condition and operating performance. Tell us how you considered disclosing the impact that newly acquired customers versus existing customers had on your sales growth. We refer you to Item 303(a) of Regulation S-K.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

2.   With regards to the information provided in your response to prior comment 5, please explain further the following:

  - Tell us whether you ever sell digital residential safety and video surveillance products without installation services and if so, tell us the amount of revenues earned for each period presented from such sales. Also, tell us who installs the systems if installation is not done by you (i.e. a third party, your customer, etc.) and describe further what a typical installation involves;
  - You indicate that the fair value of the installation was insignificant to the fair value of the products sold. Tell us how you determined such values;
  - Describe further the maintenance services provided with these arrangements;
  - Explain further how you considered the guidance in ASC 605-25-25-5 in determining whether the deliverables in these arrangements should be considered separate units of account;
  - Describe the payment terms for a typical arrangement;
  - Tell us whether your arrangements include any return rights and if so, tell us how you account for such rights; and
  - Tell us whether you arrangements include any customer acceptance provisions and if so, describe the terms of such provisions.

3.   Your response to comment 5 indicates that maintenance services performed outside of the warranty period are billed on a stand-alone basis. Please describe further the maintenance services that you offer outside of the warranty period. For instance, tell us whether you sell extended warranties or whether you charge for such services on a per call basis. To the extent that you sell extended maintenance contracts, then tell us how you account for such arrangements pursuant to ASC 605-20-25-3. Also, please provide revised disclosure that you will include in future filings regarding your accounting policy for such arrangements.

4.   We note your response to prior comment six where you appear to indicate that since your customized software is not essential to the functionality of the hardware products (i.e. security monitors), such hardware products are not within the scope of ASC 985-605. Please clarify if this was the intent of your response or explain further. Also, it is still unclear how you account for the design and sale of your customized software products pursuant to the guidance in ASC 985-605. Please describe your revenue recognition policy for the design, installation and testing of your customized software products and explain, in detail, how your policy complies with ASC 985-605. In your response, tell us how you account for (a) arrangements that include the sale of only customized software products and (b) arrangements that include the sale of both customized software and hardware.

Mingchun Zhou
China Skyrise Digital Service, Inc.
July 1, 2010
Page 3

Form 10-Q for the Quarter Ended March 31, 2010

Item 4 and 4A(T). Controls and Procedures, page 36

5.   We note your response to prior comment 8 where you indicate your intent to amend the March 31, 2010 Form 10-Q to correct your Item 4 disclosures. Please tell us when you intend to file the Form 10-Q/A.

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

        You may contact Robert Benton, Staff Accountant, at (202) 5513804 or me at (202) 551-3499 if you have any questions regarding the above comment.

                                                Sincerely,

                                                Kathleen Collins
                                                Accounting Branch Chief